                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                  Statement of

                                Paul R. Dupee, Jr

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                  in respect of

                           MAXICARE HEALTH PLANS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    577904204
                                 (CUSIP Number)

                                 Leonard Chazen
                              Howard, Darby & Levin
                           1330 Avenue of the Americas
                               New York, NY 10019
                                 (212) 841-1096

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 8, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1. Names of Reporting Person I.R.S. Identification Nos. of Above Person (Entities Only)

     Paul R. Dupee, Jr.

2.   Check the Appropriate Box if a Member of a Group (a) [X]
                                                      (b) [ ]

3.   SEC Use Only

4.   Source of Funds

     PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization: United States citizen

7.   Number of Shares Beneficially Owned With Sole Voting Power 327,100

8.   Number of Shares Beneficially Owned With Shared Voting Power 0

9.   Number of Shares Beneficially Owned With Sole Dispositive Power 327,100

10.  Number of Shares Beneficially Owned With Shared Dispositive Power 0

11.  Aggregate Amount Beneficially Owned 327,100

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares X

13.  Percent of Class Represented by Amount in Row (11) 1.82%

14.  Type of Reporting Person IN

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share, of Maxicare Health Plans, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1149 South Broadway Street, Suite 910, Los Angeles, California 90015.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is filed on behalf of Paul R. Dupee, Jr. (the "Filing
Party").

     The Filing Party is an individual whose business address is at 10 Wilton Row, London SW1X7NR, England. The Filing Party's present principal occupation is as a private investor; such employment is conducted through PCE Investments, whose principal business address is 10 Wilton Row, London SW1XNR, England.

     During the last five years, the Filing Party (i) has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) has not been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

     The Filing Party is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Filing Party used his personal funds to purchase the shares of Common Stock of the Company (the "Shares") to which this Statement relates.

     The amount of funds used to date to acquire the Shares is approximately $4,427,943.00.

ITEM 4. PURPOSE OF TRANSACTION

     The Filing Party acquired his holdings of Common Stock because he believed that the Common Stock represented a favorable investment opportunity. The Filing Party believed that it is in the best interest of the Company's shareholders for the Company's board of directors (the "Board") to pursue the possibility of a strategic transaction, including a business combination or a sale of the Company or its assets, and to execute such a transaction if it can enhance shareholder value. However, the Filing Party believed that the then-current Board intended to retain certain of the Company's existing operations rather than considering a transaction or transactions involving all of the Company's businesses or assets.

     Therefore, the Filing Party commenced a formal solicitation of consents in accordance with applicable proxy regulations (the "Consent Solicitation"). The Consent Solicitation sought to enact certain proposals that would elect a majority of the Board who are committed, subject to their fiduciary duties, to pursuing strategic alternatives, including a business combination or sale of all of the Company's businesses and assets.

     On April 22, 1998, the Filing Party filed a definitive consent solicitation statement (the "Solicitation Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1934, as amended, and the applicable rules thereunder. The Solicitation Statement described the Filing Party's proposals, which would have, among other things, added ten new directors to the Board, thereby increasing the authorized number of directors to seventeen, and filled the resulting new directorships with ten people, including himself, who would have constituted a majority of the Board. The Filing Party also proposed repealing any bylaw amendments adopted by the Board since February 1, 1998.

     The Company entered into a settlement agreement (the "Settlement Agreement"), dated as of May 8, 1998, with American Opportunity Trust Plc ("Opportunity"), North Atlantic Smaller Companies Investment Trust Plc ("North Atlantic"), J.O. Hambro Capital Management Limited ("Hambro") and the Filing Party (North Atlantic, Opportunity, Hambro and the Filing Party are referred to herein as the "Settling Shareholders"). Pursuant to the Settlement Agreement, the Consent Solicitation was terminated and litigation relating thereto was dismissed with prejudice to the extent based on facts arising before May 8, 1998.

     Also, under the Settlement Agreement, the Company agreed, among other things, to cause the then-existing Board to (a) increase the number of authorized directors on the Board to nine and to fill the one existing vacancy and two newly-created directorships with Elwood I. Kleaver, Jr., the Filing Party and Robert M. Davies (the "New Directors") and (b) approve certain amendments to the Company's bylaws, certificate of incorporation and the shareholder rights agreement between the Company and American Stock Transfer & Trust Company dated as of February 24, 1998 (such amendments are collectively referred to as the "Amendments"). The Company agreed to submit the Amendments to a shareholder vote at the 1998 annual meeting of shareholders (the "Annual Meeting"), to renominate two of the New Directors for election at the Annual Meeting (such slate of nominees recommended by the Company is referred to as the "Board Slate") and to use its best efforts to obtain proxies from shareholders to vote in favor of the Amendments and the Board Slate.

     Under the Settlement Agreement, each Settling Shareholder agreed to vote those Shares over which it has the power to direct the vote in favor of the Board Slate, the Amendments and reimbursement of the Filing Party's expenses in connection with the Consent Solicitation (the "Filing Party Reimbursement"; the Board Slate, the Amendments and the Filing Party Reimbursement are collectively referred to as the "Proposals"). Each Settling Shareholder also agreed not to take certain actions in respect of the Company prior to the Annual Meeting, including voting in favor of a special meeting of shareholders.

     In addition to the Settlement Agreement, the Company entered into a voting agreement (each, a "Voting Agreement") with each of Franklin Resources, Inc., King Investment Advisors, Inc., Heartland Advisors, Inc., PAR Investment Partners LP and Snyder Capital Management, L.P. (each, a "Settling Fund"), pursuant to which the Company agreed to propose the Proposals at the Annual Meeting and each Settling Fund agreed to vote all Shares over which it has the power to direct the vote in favor of the Proposals. Each Settling Fund also agreed not to take certain actions in respect of the Company prior to the Annual Meeting, including voting in favor of a special meeting of shareholders.

     The Filing Party intends to review his investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to the Filing Party, may in the future take such actions with respect to his investment in the Company as he deems appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, or the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by the Filing Party to one or more purchasers.

     Except as described in this Item 4, as of the date of this Statement the Filing Party has not formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) Set forth below is the aggregate number of shares and percentage of the outstanding Common Stock of the Company beneficially owned (i) by the Filing Party and (ii) to the knowledge of the Filing Party, by each other person or entity that may be deemed to be a member of a group with the Filing Party for the purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder:

    FILING PARTY    AGGREGATE    NUMBER       NUMBER OF        NUMBER OF           APPROX.
    ------------    NUMBER OF    OF            SHARES:       SHARES: SOLE OR     PERCENTAGE*
                      SHARES     SHARES:       SHARED       SHARED POWER TO      -----------
                    ---------     SOLE        POWER TO        DISPOSE
                                 POWER TO      VOTE         ----------------
                                  VOTE        ---------
------------------- ------------ ----------- -------------- ------------------- ---------------
Paul R. Dupee, Jr.    327,100     327,100         0              327,100            1.82%
------------------- ------------ ----------- -------------- ------------------- ---------------
------------------- ------------ ----------- -------------- ------------------- ---------------
J O Hambro            480,200        0         480,200           480,200             2.7%
Capital
Management
(1)
------------------- ------------ ----------- -------------- ------------------- ---------------
North Atlantic        305,000        0         305,000           305,000             1.7%
Smaller
Companies
Investment
Trust (1)
------------------- ------------ ----------- -------------- ------------------- ---------------
American               90,000        0          90,000            90,000             0.5%
Opportunity
Trust (1)
------------------- ------------ ----------- -------------- ------------------- ---------------
Franklin            1,789,779        0       1,789,779         1,789,779              10%
Resources, Inc.
(1)
------------------- ------------ ----------- -------------- ------------------- ---------------
Heartland           3,312,000    3,142,500         0           3,312,000            18.5%
Advisors, Inc.
(1)
------------------- ------------ ----------- -------------- ------------------- ---------------
King
Investment            992,270      846,662                       992,270             5.5%
Advisors, Inc.
(1)
------------------- ------------ ----------- -------------- ------------------- ---------------
Snyder Capital      2,053,700      117,500      1,811,800      2,053,700            11.5%
Management,
L.P. (1)
------------------- ------------ ----------- -------------- ------------------- ---------------
Par Investment        520,500      520,500        520,000        520,500             2.9%
Partners LP (1)
------------------- ------------ ----------- -------------- ------------------- ---------------

*Based on 17,925,381 shares of Common Stock, par value $.01 per share, outstanding as of March 25, 1998, as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

(1) These entities may be deemed to be part of a group with the Filing Party within the meaning of Rule 13d-3 under the Exchange Act by virtue of (a) in the case of J.O. Hambro Capital Management, North Atlantic and Opportunity, the fact that they are signatories to the Settlement Agreement, and (b) with respect to the other persons and entities, by virtue of their of their having entered into Voting Agreements with the Company provided for in the Settlement Agreement. Since the Settlement Agreement was executed, the Filing Party has not acted in concert with any such persons or entities in connection with the Company or its Common Stock, and it does not believe that the Execution of the Settlement Agreement and such Voting Agreements makes the Filing Party and such entities a group within the meaning of Rule 13d-3 under the Exchange Act. Accordingly, the Filing Party does not believe it is a member of a group that includes such entities and disclaims beneficial ownership of the Shares owned by such entities. Information regarding the Share ownership of such entities is based on their most recent Statement on Schedule 13D or 13G and amendments thereto and my not be current, except that information regarding Par Investment Partners LP is based on information provided by such entity to the Filing Party.

     (c) In the 60 days prior to the date of the filing of this Statement, the Filing Party has effected no transactions in the Common Stock other than those set forth in the following table:

-------------------- ------------------ ------------------ ------------------ ------------------
FILING PARTY             DATE          NO. OF SHARES        PRICE (US$)          BROKER
-------------------- ------------------ ------------------ ------------------ ------------------
-------------------- ------------------ ------------------ ------------------ ------------------
Dupee                     3/20/98             10,700             12.6210        BCS Brokerage
-------------------- ------------------ ------------------ ------------------ ------------------
Dupee                     3/26/98             20,600             11.7650        BCS Brokerage
-------------------- ------------------ ------------------ ------------------ ------------------
Dupee                     3/27/98             11,000             11.9375        BCS Brokerage
-------------------- ------------------ ------------------ ------------------ ------------------
Dupee                     3/27/98                900              12.000        BCS Brokerage
-------------------- ------------------ ------------------ ------------------ ------------------
Dupee                      4/1/98             40,000             11.6250        BCS Brokerage
-------------------- ------------------ ------------------ ------------------ ------------------
Dupee                      4/2/98             15,000             11.6250        BCS Brokerage
-------------------- ------------------ ------------------ ------------------ ------------------


        All of the above transactions were effected in the open market.

        (d)     Not applicable

        (e)     Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

     Except as set forth in Item 4 hereof, there are no agreements, understandings or relationships between the Filing Party and any other person with respect to the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Settlement Agreement dated as of May 8, 1998 among Paul R. Dupee, Jr.,
American Opportunity Trust, J.O. Hambro Capital Management Limited and North
Atlantic Smaller Companies Investment Trust





                                      -8-

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 1998

                                        Paul R. Dupee, Jr.

                                        By:  /s/ Leonard Chazen
                                             __________________________________
                                             Name: Leonard Chazen
                                             Title: Attorney-in-Fact





